UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 001-07201 and 333-177816

AVX Greenville LLC 401(k) Plan, as successor to the AVX Corporation Retirement Plan

(Exact Name of Registrant as Specified in its Charter)

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Address, including zip code, and telephone number of principal executive offices)

Plan Interests in the AVX Corporation Retirement Plan

(Title of each class of securities covered by this Form)

AVX Corporation Common Stock, $.01 par value per share(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None (2)

(1)

Although the duty to file reports under Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) has been terminated with respect to the AVX Corporation Retirement Plan, the duty of AVX Corporation (the “Company”) to file reports under Sections 13(a) or 15(d) of the Exchange Act remains with respect to the Company’s common stock, par value $.01 per share.

(2)

Effective July 1, 2019, the AVX Corporation Retirement Plan was merged with and into the AVX Greenville LLC 401(k) Plan. As a result, Plan Interests in the AVX Corporation Retirement Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. As such, on December 10, 2019, Post-Effective Amendment No. 1 to Form S-8 Registration Statement (333-177816) was filed to terminate the offerings and de-register all of the unsold shares of common stock of the Company and Plan Interests under the Registration Statements. Accordingly, this Form 15 is filed to reflect the suspension of the AVX Greenville LLC 401(k) Plan’s duty, as successor to the AVX Corporation Retirement Plan, to file reports under Section 15(d) of the Exchange Act, including Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, AVX Greenville LLC 401(k) Plan, as successor to the AVX Corporation Retirement Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2019	AVX GREENVILLE LLC 401(K) PLAN, AS
SUCCESSOR TO THE AVX CORPORATION
RETIREMENT PLAN

	By:	/s/ Michael Hufnagel
Michael E. Hufnagel
Senior Vice President, Chief Financial Officer and Treasurer